The Marquie Group, Inc.

July 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The Marquie Group, Inc.

Amendment No. 1 to

Offering Statement on Form 1-A

Filed June 7, 2019

File No. 024-10992

Ladies and Gentlemen:

On behalf of our client, The Marquie Group, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Offering Statement on Form 1-A (“Amendment No. 1”) relating to the issuance by the Company of 10,000,000,000 of shares of Common Stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated June 20, 2019 regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on June 7, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amendment to Offering Statement on Form 1-A

Cover Page

1.	We note that you revised the offering amount on the cover page to reflect a maximum offering of up to 10,000,000,000 shares. However, you continue to state throughout the offering circular that the maximum offering amount will be up to 1,250,000,000 shares. Please clarify the anticipated maximum offering amount throughout the offering circular and confirm that any calculations based upon the maximum offering amount reflect the correct maximum offering amount and the offering price.

We have corrected the discrepancy throughout to state that the maximum offering is 10,000,000.

Risk Factors, page 5

2.	Refer to prior comment 2. We note that certain of your risk factors do not identify any risk to the company. For example, the risk factor entitled "our yearly financials are independently audited" fails to identify any applicable risk. Please revise accordingly.

We have removed the risk factor.

3.	As a Section 12(g) reporting company, you were required to file a Form 8-K within four business days following the August 2018 reverse merger with TMG. We note that your 8-K filed September 6, 2018, includes no related party disclosure or description of the material relationship between the parties with respect to the reverse merger. Accordingly, include risk factor disclosure addressing this noncompliance and any resulting risk to the company.

We have added a risk factor related to the improper filing of the 8-K.

Company Overview, page 20

4.	Disclose when the Company was founded by Jacquie Carter.

The second paragraph under the heading “Company History” clearly states that The Marquie Group, Inc. “. . . was founded by Jacquie Carter prior to its merger with the Company.” We have made no additional amendments pursuant to this comment.

Management

5.	Highlight the familial relationship between Jacquie Carter, who founded The Marquie Group, Inc. and serves as the company’s president, and Marc Angell, the company’s CEO. Refer to Part II, Item 10(b) of Form 1-A.

We have added language to this section highlighting the familial relationship.

Relationships and Related Party Transactions, page 31

6.	Disclose the value of the 40,000,002 shares of common stock that the company issued to TMG shareholders in connection with the related party transaction.

We have added language regarding the value of the merger stock. Please also note that greater explanation is described in the footnotes of the financial statements.

Exhibits

7.	Your form of subscription agreement, filed as exhibit 4.1, appears to have been filed in error as it references a different company. Please file as an exhibit the subscription agreement that prospective purchasers in this offering will be asked to sign in order to subscribe to the offering.

We have corrected the subscription agreement template.

General

8.	Your Part I information indicates that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement, yet no such disclosure is included. Please advise or revise your Part I information as appropriate.”

We have unchecked the box on Part 1 regarding “bad actor” disclosures.

Part I: Financial Information, page 32

9.	You checked the box in Part I indicating that you intend this offering to last more than one year. This appears to conflict with your disclosure on page 17, where you state that the shares are being offered for a period not to exceed 360 days. Please advise or revise.

We have unchecked the box regarding the offering being more than one year.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Marc Angell
Marc Angell, CEO
The Marquie Group, P.A.

cc: William Eilers, Esq.

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